Washington, D.C.  20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-32741
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TELMEX INTERNACIONAL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in the Charter)
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Telmex International
(Translation of Registrant's Name into English)

Av. Insurgentes Sur 3500
Colonia Peña Pobre
México City 14060, México, D.F.
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes   No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

(Mexico City, August 20, 2010)—Telmex Internacional, S.A.B. de C.V. (BMV: TELINT; NYSE: TII; LATIBEX: XTII), hereby informs that its subsidiary, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (the “Offeror”), will publish an amendment to the Notice of Voluntary Public Offering (the “Offer”) for the purchase of up to 100% (one hundred percent) of the preferred shares (other than the shares held by Embratel Participações S.A.), issued by Net Serviços de Comunicação S.A., which was originally published on August 9, 2010.

The purpose of the publication of the Notice is to:

(a)	include in the Notice, among others, provisions to the following effect:

(i)
a statement of the Offeror undertaking to pay to the shareholders who participate in the Offer, the difference, if any, between the price they receive in the Offer and the amounts referred in paragraph I, items (a) and (b) of article 10 of CVM Instruction 361/02 if such amount is greater;

(ii)
a statement of the Offeror that, should it acquire more than 2/3 of the outstanding shares, a put option will be available to the remaining shareholders for their shares for a period of 3 months as of the auction date;

(iii)	the obligation of the Offeror not to launch a new offer except in compliance with the provisions of article 14 of the CVM Instruction 361/02; and

(iv)
a statement that, should the total number of shares acquired in the Offer exceeds 1/3 but be less than 2/3 of the total outstanding shares, the Offeror shall only acquire up to 1/3 of the total of such shares.

(b)	inform all parties to whom the Offer is available that the public offering will also be made in the United States of America.

(c)	inform all parties to whom the Offer is available that the auction date has been rescheduled to September 29, 2010.

The other terms and conditions of the Offer remain unchanged.

About Telmex Internacional, SAB de CV

Telmex Internacional, SAB de CV is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru.

More information about Telmex Internacional, SAB de CV is available at www.telmexinternacional.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2010	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: Eduardo Álvarez Ramírez de Arellano Name: Eduardo Álvarez Ramírez de Arellano Title: General Counsel